Exhibit 99.1

N E W S   R E L E A S E

LINUX GOLD CORP.

LINUX GOLD STAKES ADDITIONAL CLAIMS IN THE
BRALORNE MINING DISTRICT, B.C.

For Immediate Release: September 2, 2003, Vancouver, B.C. – Linux Gold Corp. (LNXGF-OTC BB & GISBeX) wishes to announce that additional units have been staked surrounding the Company's TY Gold property and in several strategic locations in the Bralorne Mining District.

Four diamond drill holes have been completed on the TY Gold property to confirm the high-grade results. The previous drilling results yielded up to 0.93 ounces of gold per ton over 15 feet. Results from the 4 holes are expected in early September.

The additional claims are located 12 miles north of the Bralorne Pioneer Mine, which since its discovery produced 4.1 million ounces of gold and was one of the richest gold mines in Western Canada.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. has a 100% interest in two gold prospects in the Bralorne Gold mining area, BC, located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson	Contact:	John Robertson
President		Tel:	800-665-4616
604-278-5996

Statements in this press release regarding Linux's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616
www.linuxgoldcorp.com